UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

________________________________________________
SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 27)*

 ________________________________________________
Avalo Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
05338F108
(CUSIP Number)
Anthony Cordone
c/o Armistice Capital, LLC
510 Madison Avenue
7th Floor
New York, NY 10022
Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 26, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 05338F108

1	NAMES OF REPORTING PERSONS Armistice Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 588,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 588,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 05338F108

1	NAMES OF REPORTING PERSONS Steven Boyd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,370
	8	SHARED VOTING POWER 588,850
	9	SOLE DISPOSITIVE POWER 34,370
	10	SHARED DISPOSITIVE POWER 588,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Amendment No. 27 to Schedule 13D
The following constitutes Amendment No. 27 to the Schedule 13D filed by the undersigned (“Amendment No. 27”). This Amendment No. 27 amends the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 4.   Purpose of Transaction
Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:
The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, selling some or all of their securities of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, purchasing additional securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.   Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
The information in Item 4 is incorporated herein by reference.
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The shares of Common Stock reported to be beneficially owned by the Reporting Persons are based on 11,900,535 shares of Common Stock as determined by reference to 13,200,535 shares of Common Stock outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 4, 2023, as reduced by the exchange of 1,300,000 shares of Common Stock for warrants, as reported in the Issuer’s Form 8-K filed with the SEC on June 2, 2023. Of the 588,850 shares of Common Stock beneficially owned by the Reporting Persons that are directly held by the Master Fund, 333,333 of such shares of Common Stock are issuable upon exercise of warrants directly held by the Master Fund and beneficially owned by the Reporting Persons and 255,517 shares of Common Stock are issuable upon the exercise of the 2023 Warrants, as previously reported on February 9, 2023 and as limited by the 4.99% beneficial ownership limitation.
Armistice Capital is the investment manager of the Master Fund, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.
(c) Except as disclosed in Schedule A hereto or elsewhere in this Schedule 13D, as amended, there have been no transactions in the shares of Common Stock by the Reporting Persons within the past 60 days.
(d) The disclosure in Item 2 is incorporated herein by reference.
(e)  The Reporting Persons ceased to be the beneficial owner of more than five percent on June 27, 2023.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2023
(Date)

Armistice Capital, LLC

By:	/s/ Steven Boyd
Name: Steven Boyd
Title: Managing Member

Steven Boyd

/s/ Steven Boyd

SCHEDULE A
TRANSACTIONS
Except as otherwise disclosed in this Schedule 13D, as amended, the following table sets forth all transactions by the Reporting Persons (on behalf of the Master Fund) with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 27, 2023. Except as otherwise noted, all such transactions were purchases or sales of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.
NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE / PREMIUM PER OPTION ($)
Sale of Common Stock	06/26/2023	2,746,138	$0.6125(1)
Sale of Common Stock	06/27/2023	1,668,882	$0.4907(2)

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $0.50 to $0.7801. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $0.4404 to $0.5985. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.